Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis dated September 28, 2021 should be read in conjunction with our unaudited interim condensed financial statements and related notes as of and for the six months ended June 30, 2021, included as Exhibit 99.1 to this Report on Form 6-K. This discussion and other parts of the interim report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including but not limited to those set forth under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 or the Annual Report on file with the Securities and Exchange Commission (the “SEC”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals;

●	the use of Quilience in a compassionate use program and the results thereof;

●	obtaining EMA and FDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to, Quilience, Nolazol or other product candidates that we may seek to develop;

●	the commercial launch and future sales of Quilience, Nolazol or any other future product candidates;

●	the dosage of Quilience and Nolazol;

●	our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	improved convenience relating to the prescription of and use of Nolazol for prescribers and patients (and their parents);

●	our expectations regarding the supply of mazindol;

●	third-party payor reimbursement for Quilience and Nolazol;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	changes to the narcolepsy patient market size and market adoption of Quilience by physicians and patients;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Quilience and Nolazol;

●	submission of a Marketing Authorization Application and New Drug Application, with the EMA and FDA for Quilience and Nolazol, respectively;

●	completion and receiving favorable results of clinical trials for Quilience and Nolazol;

●	the issuance of patents to us by the U.S. Patent and Trademark Office and other governmental patent agencies;

●	new issuances of orphan drug designations;

●	the development and approval of the use of mazindol for additional indications other than narcolepsy and attention deficit hyperactivity disorder, or ADHD;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	the use of mazindol extended release, or ER, for treatment of additional indications other than narcolepsy and ADHD;

●	the ability of our management team to lead the development of our product candidates;

●	our expectations regarding licensing, acquisitions and strategic operations; and

●	our expectations regarding the impact of the COVID-19 pandemic, including on our planned clinical trials, operations and financial position.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report which was filed with the SEC, on May 14, 2021, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, “we,” “us,” “our,” the “Company” and “NLS” refer, prior to the Reorganization, as defined herein, to NLS-0 Pharma AG, or NLS-0, NLS-1 Pharma AG, or NLS-1, and NLS Pharma AG, or NLS Pharma, and, after the Reorganization, to NLS Pharmaceutics Ltd. and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

NLS-1 and NLS Pharma were incorporated in June 2015 and NLS-0 was incorporated in April 2016, each in Switzerland. In March 2019, and pursuant to Swiss law, effective as of January 1, 2019, NLS-0 and NLS Pharma each merged with and into NLS-1. We refer to these transactions collectively as the “Reorganization.” As part of the Reorganization, all assets and liabilities of NLS-0 and NLS Pharma were transferred to NLS-1 by way of universal succession (pursuant to which, under Swiss law, assets and liabilities are transferred as a whole and in one act), and NLS-1 was renamed NLS Pharmaceutics Ltd.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, which have unmet medical needs. Our lead compound mazindol, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication), and is a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist. We believe that this dual mechanism of action will also give mazindol ER the potential for therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders.

Prior to our initial public offering in the United States, we have primarily financed our operations through the proceeds from our private placements of debt and equity securities, an upfront payment from our collaboration partner and Swiss Government COVID-19 loan. We have no product candidates approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. For the six months ended June 30, 2021, we have an accumulated deficit of $34.3 million.

On February 2, 2021, we completed our initial public offering of 4,819,277 units at a price of $4.15 per unit, raising $17 million in net proceeds. Each unit consisted of one common share and one warrant to purchase one common share, or the Warrants. The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively.

Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of revenues and the satisfaction of liabilities in the normal course of business. We have incurred losses from the inception of our operations. These factors raise substantial doubt about our ability to continue as a going concern.

Components of Operating Results

Licensing Agreement

In February 2019, we entered into a license agreement with Eurofarma, or the EF License Agreement, to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specifies our obligation to advance development activities with respect to Nolazol in the United States. A joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. We believe that our participation in the joint steering committee is not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management has excluded these activities in the determination of its performance obligation(s) under the EF License Agreement. The EF License Agreement also provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, we received a non-refundable, upfront payment, of $2,500,000 and are further eligible to receive nonrefundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, we are also eligible for tiered royalty payments.

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the balance sheets in our financial statements included elsewhere in this annual report. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of June 30, 2021 and December 31, 2020, we have long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Critical Accounting Policies

We describe our significant accounting policies more fully in Note 2 to our unaudited interim condensed financial statements included elsewhere in this report. We believe that the accounting policies described below and in Note 2 are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Revenue Recognition

As of June 30, 2021, we have not recognized any revenue from the EF License Agreement as the upfront payment we received has been deferred. The EF License Agreement provides for the development and commercialization of our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement is within the scope of Accounting Standards Codification, or ASC, 606, “Revenue from Contract with Customers,” or ASC 606.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, we consider factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or whether the required expertise is readily available and whether the goods or services are integral or dependent to other goods or services in the contract.

We estimate the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable consideration. At the inception of each arrangement that includes variable consideration, we evaluate the amount of potential payments and the likelihood that the payments will be received. We utilize either the most likely amount method or expected amount method to estimate the amount expected to be received based on which method best predicts the amount expected to be received. The amount of variable consideration which is included in the transaction price may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period.

We allocate the transaction price based on the estimated stand-alone selling price of each of the performance obligations. We must develop assumptions that require judgement to determine the stand-alone selling price for each performance obligation identified in a contract with a customer. We utilize key assumptions to determine the stand-alone selling price for service obligations, which may include other comparable transactions, pricing considered in negotiating the transaction and the estimated costs. Additionally, in determining the stand-alone selling price for material rights, we may reference comparable transactions, clinical trial success probabilities, and develop estimates of option exercise likelihood. Any variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated are consistent with the amounts we would expect to receive for the satisfaction of each performance obligation.

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services. For performance obligations which consist of licenses and other promises, we utilize judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. We evaluate the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Development and regulatory milestone payments are assessed under the most likely amount method and constrained if it is probable that a significant revenue reversal would occur. Milestone payments that are not within our control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, we re-evaluate the probability of achievement of such development milestones and any related constraint, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license revenues in the period of adjustment. To date, we have not recognized any consideration related to the achievement of development, regulatory, or commercial milestone revenue resulting from the EF License Agreement.

For revenue related to sales-based royalties received from licensees, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, we have not recognized any consideration related to sales-based royalty revenue resulting from any of our license agreement.

To the extent we receive payments, including non-refundable payments, in excess of the recognized revenue such excess is recorded as deferred revenue until we perform our obligations under these arrangements. Amounts are recorded as accounts receivable when our right to consideration is unconditional.

Pension Obligations

We have a single insurance collective pension plan that is fully insured and operated by an insurance company which covers the employee. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to uncertainties.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Significant judgement is required in determining the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized and a full valuation allowance is therefore recognized.

Operating Expenses Overview

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report, as well as our unaudited interim condensed financial statements and the related notes thereto for the six months ended June 30, 2021, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Our current operating expenses consist of two components – research and development expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses are expensed as incurred and consist primarily of, costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf as well as expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a major component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our investment in research and development activities, including the clinical development of our product candidates has historically been and is projected to be substantially the majority of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the development of our product candidates, as well as discovery and development of new product candidates.

We expect that our research and development expenses will materially increase in the future as we enter into the Phase 2/3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses include payroll costs, expenses for outside professional services, and all other general and administrative expenses. Payroll costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees. Other general and administrative expenses consist of insurances, investor and public relations and being public costs.

Finance Result, net

Other expenses include exchange rate differences and financial expenses related to credit card fees.

Interest expense relates to interest paid for our financing obligations.

Taxation

NLS Pharmaceutics is subject to corporate Swiss federal, cantonal and communal taxation, respectively in Switzerland, Canton of Nidwalden.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of June 30, 2021, we had tax loss carryforwards totaling $20.8 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 12%.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1% (cantonal and communal tax only, as there is no federal tax on capital).

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 7.7% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of Operations

The numbers below have been derived from our unaudited interim condensed financial statements included elsewhere in this Report on Form 6-K. The discussion below should be read along with these financial statements and it is qualified in its entirety by reference to them.

Comparison of the Six Months Ended June 30, 2021 and 2020

	For the Six Months Ended June 30,
	2021	2020
Research and development expenses	$1,862,735	$41,421
General and administrative expenses	2,680,018	1,040,273
Operating loss	(4,542,753)	(1,081,694)
Other income (expense), net	7,544	(62,193)
Interest expense	(48,099)	(37,094)
Interest on related party loans	(20,034)	(51,235)
Net loss	$(4,603,342)	$(1,232,216)

Comparative figures for the six months ended June 30, 2020 were restated to correct the classification error of intellectual property expenses between research and development expenses and general and administrative expenses. For further information, see Note 3 “Restatement of Previously Issued Financial Statements” to the unaudited interim condensed financial statements.

Research and Development Expenses

Research and development activities are essential to our business, except for 2020 where we paused most of our research and development activities pending completion of our initial public offering. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. In addition to these arrangements, we expect that our total future research and development costs will increase over current levels in line with strategy to progress the development of our product candidates, as well as discovery and development of new product candidates.

The following table summarizes our research and development expenses during the six months ended June 30, 2021 and 2020:

	For the Six Months Ended June 30,
	2021	2020

Research and development services	$1,389,974	$32,755
Development materials and services	263,402	8,666
Consultants’ fees	209,359	-
Total	$1,862,735	$41,421

Our research and development expenses totaled $1,862,735 for the six months ended June 30, 2021, representing an increase of $1,821,314, or 4,397%, compared to $41,421 for the six months ended June 30, 2020. The increase in expenses was attributable to our initiation of activities related to the preparation of our upcoming Phase 2 clinical study in narcolepsy, including production of drug products for the clinical study, engagement of a clinical research organization to conduct the clinical study, preparation of documents for regulatory submission for seeking study approval as well as initiation of pre-clinical studies for the follow-on products in our pipeline.

General and Administrative Expenses

Our general and administrative expenses totaled $2,680,018 for the six months ended June 30, 2021, representing an increase of $1,639,745, or 158%, compared to $1,040,273 for the six months ended June 30, 2020. The increase was attributable to payroll costs associated with hiring of additional management and key employees, insurance costs related to D&O insurance coverage for members of board and management, provision for doubtful accounts, costs of filing and maintenance of our new and existing patents and costs related to marketing and investor relations activities following the Company’s initial public offering listing on Nasdaq.

Operating Loss

As a result of the foregoing, our operating loss totaled $4,542,753 for the six months ended June 30, 2021, representing an increase of $3,461,059, or 320%, compared to $1,081,694 for the six months ended June 30, 2020.

Other Income (Expense), net

Other income (expense) consists of exchange rate differences and financial expenses related to our credit card fees. We recognized other income of $7,544 for the six months ended June 30, 2021, representing an increase of $69,737, or 112%, compared to other expense of $62,193 for the six months ended June 30, 2020. The increase was primarily attributable to favorable exchange rate differences.

Interest Expense

Interest expense consists of interest and imputed interest expenses on certain previously outstanding convertible loans. Interest expense was $48,099, including $41,611 of amortization of debt discount, for the six months ended June 30, 2021 representing an increase of $11,005, or 30%, compared to $37,094, including $21,261 of imputed interest, for the six months ended June 30, 2020. The increase was due to additional amortization of the debt discount on the Convertible Loans as the debt discount was amortized in full as the convertible loans were repaid during the six months ended June 30, 2021.

Interest on Related Party Loans

Interest on related party loans was $20,034, for the six months ended June 30, 2021, representing a decrease of $31,201, or 61%, compared to $51,235, including $15,403 of imputed interest, for the six months ended June 30, 2020. This decrease was due to the repayment of all loans and debts in February 2021.

Net Loss

As a result of the foregoing, our net loss totaled $4,603,342 for the six months ended June 30, 2021, representing an increase of $3,371,126, or 274%, compared to $1,232,216 for the six months ended June 30, 2020.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2021, we have funded our operations principally with net proceeds of $17,744,207 from our initial public offering and $21,964,282 from the sales of our common shares and warrant exercises, convertible instruments, related party credit facilities and shareholder loans, a Swiss government loan and the EF License Agreement. As of June 30, 2021, we had $7,092,115 in cash and cash equivalents.

The table below summarizes our cash flows for the six months ended June 30, 2021 and 2020:

	For the Six Months Ended June 30,
	2021	2020

Net cash used in operating activities	$(9,733,335)	$(532,924)
Net cash used in investing activities	(32,755)	-
Net cash provided by financing activities	16,789,238	439,563
Effect of exchange rate changes on cash and cash equivalents	(24,744)	18,498

Net increase (decrease) in cash and cash equivalents	$(6,998,404)	$(74,863)

Operating Activities

Net cash used in operating activities was $9,733,335 for the six months ended June 30, 2021, compared with net cash used in operating activities of $532,924 for the six months ended June 30, 2020. The change in cash used in operating activities for the six months ended June 30, 2021 was due to the Company’s reporting a net loss of $4,603,342 for the six months ended June 30, 2021, compared with a net loss of $1,232,216 for the same period in 2020, driven by (i) a $1,800,000 increase in R&D costs for the six months ended June 30, 2021 and (ii) a $1,500,000 increase in payroll and general and administrative expenses for the six months ended June 30, 2021. Additionally, during the six months ended June 30, 2021, we paid $3,479,270 of accounts payable and $313,342 of accrued interest.

Investing Activities

Net cash used in investing activities of $32,755 during the six months ended June 30, 2021 was related to furniture and software purchases.

Financing Activities

Net cash provided by financing activities of $16,789,238 for the six months ended June 30, 2021, consisted of $17,744,207 of net proceeds from completion of the initial public offering, including common shares and warrants, $1,149,531 from warrant exercises and $108,610 in proceeds on the bridge loan. These proceeds were offset, in part, by payments in full on the Swiss government COVID-19 loan, the Second Credit Facility (as defined below), the convertible loans, the bridge loan and shareholder loans for a total of $2,104,500. Net cash provided by financing activities of $439,563 for the six months ended June 30, 2020, consisted of $279,745 of net proceeds from the issuance of convertible loans, including one with a related party for $105,530 and $262,137 of net proceeds from the Swiss Government COVID-19 loan, offset in part, by $102,319 of deferred offering costs relating to our initial public offering.

In January 2019, we issued four promissory notes, or the Notes, each for CHF 125,000 (approximately $128,200), with the Shareholders (as defined below). Each Note carried an interest rate of 10% per year, compounded annually and originally matured as of the earlier of (i) April 30, 2019 and (ii) five days following such time as we have received aggregate financing, in a sole or series of transactions, exceeding CHF 500,000 (approximately $565,650) in the form of straight equity or convertible instrument investments or other means of proceeds from third parties. Pursuant to amendments to each of the Notes, the maturity dates were extended to March 31, 2021.

In August 2015, NLS Pharma Ltd. and NLS-1 Ltd., and in March 2017, NLS-0 Ltd., each entered into credit facilities providing the Company with credit lines of $150,000 (non-interest bearing), $7.1 million ($500,000 of which bears interest at an annual rate of 10%, or the Interest-Bearing Facility) and approximately $3.44 million (non-interest bearing), respectively, or the NLS Pharma Credit Facility, the NLS-1 Credit Facility and the NLS-0 Credit Facility, respectively.

In March 2017, we entered into a certain interest-free $2 million bridge loan, or the 2017 Bridge Loan, with the Shareholders.

On July 19, 2018, we issued 260,000 common shares to the shareholders, in connection with a partial conversion of $3,418,520 borrowed by us pursuant to the NLS-1 Credit Facility, at a conversion price of $13.00 per common share.

On March 12, 2019, simultaneously with the closing of the Reorganization, we issued an aggregate of 260,000 of our common shares to certain shareholders, specifically Messrs. Hafner, Bauer, Stein and Ödman, or the Shareholders, in exchange for the consideration of the conversion of the entire Bridge Loan and the entire borrowed amount of $1.45 million under the NLS-0 Credit Facility, at a conversion price of $13.00 per common share.

On March 12, 2019, we conducted the Reorganization. In connection therewith, in addition to those 260,000 common shares issued in connection with the 2017 Bridge Loan and the NLS-0 Credit Facility, we issued:

●	an aggregate of 280,000 of our common shares to the Shareholders, in connection with the conversion of the remaining $3,681,481 borrowed by us pursuant to the NLS-1 Credit Facility, at a conversion price of $13.00 per common share;

●	an aggregate of 40,000 of our common shares to Magnetic Rock Investment AG, or Magnetic Rock, a company that is controlled by the Shareholders, in connection with the conversion of the CHF 526,979.84 (approximately $526,769) Convertible Note at a conversion price of CHF 13 (approximately $13.00) per common share; and

●	an aggregate of 745,000 of our common shares to those holders of NLS-0 and NLS Pharma common shares.

On September 16, 2019, we and the Shareholders amended the NLS Pharma Credit Facility to extend the maturity date to December 31, 2019. If we defaulted on the NLS Pharma Credit Facility, we would have been subject to a default interest rate of 5% per year. The Interest-Bearing Facility stopped accruing interest upon the Reorganization and the accrued interest stood at $85,737. The NLS-1 Credit Facility was amended to extend the maturity date covering the Interest-Bearing Facility to March 31, 2021.

On December 23, 2019 and in February, March and June 2020, we entered into certain convertible loans, or the Convertible Loans, one of which was with our Chief Executive Officer, in the aggregate amount of CHF 475,822 (approximately $517,326). Each Convertible Loan carried an interest rate of 10% per year, compounded annually and was scheduled to mature between June 30, 2020 and January 31, 2022, unless converted into common shares or repaid by us prior to then. If we defaulted on the Convertible Loans, we would have been subject to a default interest rate of 15% per year. During October 2020, we amended two Convertible Loans entered into during December 2019, in the aggregate amount of CHF 210,000 ($237,573), such that our optional early repayment date of the Convertible Loans has been delayed by six months, or the Convertible Loan Amendment.

On March 26, 2020, in response to the COVID-19 pandemic, we applied for and thereafter received a COVID-19 loan, or the COVID-19 Loan from our bank for CHF 248,400 ($262,137), with 0% interest and a term of 60 months. We have drawn down the entire amount available to us under the COVID-19 Loan.

In August 2020, and as subsequently amended, we entered into a certain bridge loan, or the 2020 Bridge Loan, which provided for up to CHF 600,000 ($633,180). In August 2020, we received the first tranche of CHF 300,000 ($339,390) pursuant to the 2020 Bridge Loan and received the second tranche of CHF 200,000 ($226,260) in September 2020.

In January 2021, we amended the 2020 Bridge Loan to an aggregate amount of CHF 600,000 and received the remaining portion of the loan. The borrowed amounts under this 2020 Bridge Loan carried an interest rate of 10% per year, compounded annually, and all borrowed sums, including interest, were scheduled to mature on March 31, 2021; provided, however, that we could repay such loan, including interest, prior to the scheduled maturity date.

On February 2, 2021, we completed the closing of our initial public offering of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one Warrant to purchase one common share. The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. We received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, we granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares, of which the underwriters exercised the option to purchase warrants to purchase up to 722,891 shares of common shares.

In February 2021, we repaid all outstanding loans and notes in full, including accrued interest.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our common shares and Warrants, convertible instruments, related party credit facilities and shareholder loans, the COVID-19 Loan and the EF License Agreement. In February 2021, we completed the closing of our initial public offering raising $17 million in net proceeds. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating as a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

As of June 30, 2021, our cash and cash equivalents were $7.1 million. We believe that our existing cash and cash equivalents will be sufficient to fund our projected operating requirements into the second quarter of 2022. These conditions raise substantial doubt about our ability to continue as a going concern for one year from the issuance of these financial statements. Additionally, our operating plans may change as a result of many factors that may currently be unknown to us including:

●	the length of the COVID-19 pandemic and its impact on our planned clinical trials, operations and financial condition;

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	any cost that we may incur under in- and out-licensing arrangements relating to our product candidate that we may enter into in the future;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our product candidates;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our product candidates and the magnitude of our general and administrative expenses.

As a result, we may require additional capital to finance expenditures related to the manufacture of our product candidates for use in clinical trials, conducting clinical trials and general and administration costs.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits, including the remaining net proceeds from our initial public offering, loans, debt or equity financings, or by out-licensing applications of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates.

Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the six months ended June 30, 2021, approximately 36% of our expenses were denominated in CHF and 21% in EUR, respectively. Changes of 5% and 10% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 2% and 4%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an emerging growth company, or an EGC, can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not EGCs.